Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund June 2015 Update
July 21, 2015

Supplement dated July 21, 2015 to Prospectus dated April 24, 2015
Class	June ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-4.6%	-7.2%	$14.0M	$1,158.26
B	-4.7%	-7.5%	$142.1M	$961.43
Legacy 1	-4.5%	-6.2%	$2.4M	$877.58
Legacy 2	-4.5%	-6.3%	$0.7M	$862.56
Global 1	-4.4%	-6.0%	$19.1M	$858.24
Global 2	-4.4%	-6.1%	$5.2M	$843.83
Global 3	-4.6%	-6.9%	$73.5M	$756.48
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar finished lower as the Federal Reserve signaled a less aggressive stance on hiking U.S. interest rates.  The euro finished slightly higher amidst the on-going Greek debt crisis and as large investors unwound short positions used to hedge their Eurozone equity exposure.  The New Zealand dollar fell over 5% when disappointing GDP data fueled speculation the Reserve Bank of New Zealand would reduce interest rates again.  The Japanese yen strengthened on increased demand for safe-haven assets amidst turmoil in Europe and on concerns over the strength of the Chinese economy.

Energy:  Natural gas prices rose due to a smaller-than-expected build up in U.S. supplies and in reaction to forecasts for warmer weather which would result in increased demand.  Crude oil markets moved lower due to increased U.S. inventories and the impact of reduced global demand.

Equities:  Global equity prices declined as investor sentiment fell in reaction to the possibility Greece could default on its debt obligations.

Fixed Income:  U.S. Treasury and German Bund markets fell sharply in reaction to reduced demand for safe-haven assets as investors hoped the Greek situation would soon be resolved.  U.S. Treasury markets were also pressured by speculation about a near-term U.S. interest rate hike.  The U.K. fixed-income markets finished lower after the Bank of England indicated it would raise interest rates sooner than expected.

Grains/Foods:  Corn and wheat markets rose almost 18% and 29%, respectively, due to global supply concerns prompted by forecasts for unfavorable weather in Europe and North America.  Soybean markets also moved higher after the U.S. Department of Agriculture reported slower-than-expected plantings and weak crop condition ratings for soybeans.

Metals:  Gold and silver prices declined as positive economic indicators fueled speculation for a September 2015 U.S. interest rate hike.  Base metal markets fell due to concerns regarding global demand fueled by the ongoing Greek debt situation and concerns the Chinese government would not be able to bolster the nation’s economy.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended June 30, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$10,401,383	$3,012,678
Change In Unrealized Income (Loss)	-769,036	-10,488,275
Brokerage Commission	-155,494	-734,798
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-192,547	-1,443,863
Change in Accrued Commission	21,089	407
Net Trading Income (Loss)	-11,497,371	-9,653,851

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$86,207	$520,453
Interest, Other	14,402	168,303
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-11,396,762	-8,965,095

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-1,137	2,556,404
Operating Expenses	54,492	363,043
Organization and Offering Expenses	63,038	420,214
Brokerage Expenses	1,118,329	7,486,926
Dividend Expenses	0	0
Total Expenses	1,234,722	10,826,587

Net Income (Loss)	-$12,631,484	-$19,791,682

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$272,655,763	$298,529,189
Additions	110,000	1,463,003
Net Income (Loss)	-12,631,484	-19,791,682
Redemptions	-3,183,907	-23,250,138
Balance at June 30, 2015	$256,950,372	$256,950,372

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,158.262	12,091.85647	$14,005,538	-4.64%	-7.16%
B	$961.426	147,775.78213	$142,075,531	-4.69%	-7.45%
Legacy 1	$877.577	2,699.25860	$2,368,806	-4.45%	-6.16%
Legacy 2	$862.560	818.87643	$706,330	-4.47%	-6.27%
Global 1	$858.243	22,306.55436	$19,144,442	-4.43%	-6.02%
Global 2	$843.826	6,151.24758	$5,190,580	-4.45%	-6.10%
Global 3	$756.475	97,107.16517	$73,459,145	-4.59%	-6.89%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership